================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                          THRIFT PLAN FOR EMPLOYEES OF
                                   CONOCO INC.
                            (FULL TITLE OF THE PLAN)


                                   CONOCO INC.
                          600 NORTH DAIRY ASHFORD ROAD
                                HOUSTON, TX 77079
           (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


================================================================================

                                     INDEX
                                     -----


                                                                    Page(s)
                                                                    -------

Report of Independent Accountants..................................       4


Financial Statements:

     Statements of Net Assets Available for Plan
         Benefits, as of December 31, 2000 and 1999................       5

     Statement of Changes in Net Assets Available
         for Plan Benefits, for the Year Ended
         December 31, 2000.........................................       6

     Notes to the Financial Statements.............................    7-17


Supplemental Schedule *:

     Schedule I:  Schedule of Assets Held for Investment
         Purposes at December 31, 2000.............................      18


Exhibit Index......................................................      19



--------------------

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

     Pursuant to the requirements of the Securities and Exchange Act of 1934, Conoco Inc. has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                              Thrift Plan for Employees of
                                              Conoco Inc.

                                              June 7, 2001:





                                              By:    /s/ Tom Knudson
                                              ----------------------------------

                                                         Tom Knudson
                                               Vice President of Human Resources

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of the Thrift Plan for Employees of Conoco Inc. and the Employee Benefit Plans Board of Conoco Inc.


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Thrift Plan for Employees of Conoco Inc. (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
May 17, 2001

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          DECEMBER 31, 2000 and 1999

                            (Dollars in Thousands)


                                                       Total All Funds
                                                 ---------------------------


                                                    2000              1999
                                                 -----------     -----------
Investments, at Fair Value
   (Notes 1, 2 and 4)
   Equity....................................    $  711,798      $  887,577

   Mutual Funds..............................       596,625         597,240

   Common/Collective Trusts..................       195,215         216,879

   Short-Term Investments and Cash...........         4,442           2,682

   Loans to participants.....................        31,804          33,765
                                                 ----------      ----------
                                                  1,539,884       1,738,143

Beneficial interest in the Master Trust......     1,627,570       1,760,039
    (Note 3)
                                                 ----------      ----------
       Total Investments.....................     3,167,454       3,498,182

Receivables..................................         8,255           6,105
                                                 ----------      ----------
Net Assets Available for Plan Benefits.......    $3,175,709      $3,504,287
                                                 ==========      ==========


------------------------------

The accompanying notes are an integral part of these financial statements.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 2000

                            (Dollars in Thousands)



                                                      Total All Funds
                                                      ---------------


                                                           2000
                                                        -----------

Investment income (loss)
   Master Trust interest income...................      $  110,078
   Other interest.................................           1,450
   Dividends......................................          67,339
   Net depreciation in fair value of
     investments..................................        (284,500)
                                                        ----------
   Total investment loss..........................        (105,633)

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied of $4)...........          46,760
   Participants...................................          44,036
   Rollovers......................................          19,077
                                                        ----------
   Total Contributions............................         109,873

Withdrawals.......................................        (332,818)

                                                        ----------
Net decrease......................................        (328,578)
Net assets available for plan benefits:
   Beginning of year..............................       3,504,287
                                                        ----------
   End of year....................................      $3,175,709
                                                        ==========

--------------------------

The accompanying notes are an integral part of these financial statements.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.


                         NOTES TO FINANCIAL STATEMENTS

                            (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE THRIFT PLAN:

     The following description of the Thrift Plan for Employees of Conoco Inc. (the "Plan") provides only general information. Members should refer to the Plan document for the Plan's provisions.

THE PLAN

     The Plan is a defined contribution plan which was established in 1952 by Conoco Inc. (the "Company"). The Company is a wholly-owned subsidiary of Conoco Inc. (a different company having the same name, referred to as "New Conoco"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the "Code") and is a tax-qualified contributory profit sharing plan. The purpose of the Plan is to encourage employees to save systematically a portion of their current compensation and to assist them in accumulation of additional financial means for the time of their retirement. Employees of the Company, including employees of affiliated companies that have adopted the Plan, 1) who have previously met the eligibility requirements of the Plan, or 2) who have completed a designated period of 12 consecutive months during which they complete 1,000 hours or more of service, or 3) who are regular, full time employees or regular, part-time employees, are eligible to participate in the Plan.

     Effective January 1, 1999 a separate savings plan, the Thrift Plan for Retail Employees of Conoco Inc. (the "Retail Plan"), was created for Conoco retail employees. Retail employees eligible to participate in the Retail Plan are not eligible to participate in the Plan.

     An eligible participant may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 19% of monthly compensation. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. Participants' monthly deductions up to 6% are called basic deposits. The Company will contribute an amount equal to 100% of the participant's monthly basic deposits. Effective March 1, 2000, the Company began making a 1% additional contribution and a 4% discretionary contribution to the Plan in the amount of the monthly compensation in the month preceding the month in which such contribution is made of all employees eligible to participate in the Plan in the month preceding the month in which the contribution is made. The amount of the discretionary contribution is set once a year and remains in effect for twelve consecutive months. Effective March 1, 2001 the Company increased its discretionary contribution to the Plan from 4 percent to 5 percent. The Trustee acquires units of the Conoco B Common Stock Fund with these additional and discretionary contributions. Units of the Conoco B Common Stock Fund so acquired may be sold at any time at the election of a participant and the proceeds invested in any of the other available investment options. Subject to certain limitations, certain participants are eligible to make supplemental deposits, either as lump sum deposits or deposits in the form of monthly deductions in excess of 6% of monthly compensation. Due to the application of Internal Revenue Code discrimination testing requirements, only "non-highly compensated" participants are currently eligible to make cash lump sum supplemental deposits.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.


                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)

     A participant with less than five years of participation credit or service who withdraws any basic deposits will forfeit a portion of related Company contributions in accordance with the specific Plan provisions. Company contributions will be suspended for six months if a vested participant makes an in-service withdrawal of any earnings in the before-tax or after-tax accounts, or basic deposits or Company contributions contributed during the last 24 months. Employee deposits and matching Company contributions will be suspended for up to 12 months if a participant withdraws any before-tax contribution prior to age 59-1/2. In certain circumstances such a withdrawal may also preclude a participant from making any before-tax contributions in the year following the withdrawal.

     Any vested participant who separates from service, including one who retires, may elect to make a full account withdrawal at any time. Required minimum distributions commence in April following the year in which a former participant reaches age 70-1/2.

     Participants may borrow up to one-half of their nonforfeitable account balance subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans that have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

ADMINISTRATION

     The assets of the Plan are held in two trusts, one of which holds the assets which comprise the Stable Value Fund (known as the "Master Trust"), and the other of which holds the remaining assets of the Plan. The designated trustee of both trusts is Merrill Lynch Trust Company of America (the "Trustee"). The administration of the Plan is vested in the Employee Benefit Plans Board. The Board of Directors of Conoco Inc. or its delegate may designate three or more persons to serve on the Employee Benefit Plans Board, which has the authority to prescribe regulations for the administration of the Plan, review all claims for benefits under the Plan, and enter into agreements regarding the administration of the Plan. The Employee Benefit Plans Board also has the responsibility for directing the Trustee to enter into contracts with insurance companies, banks, and other investment organizations to provide investments giving a stable rate of return to the Stable Value Fund.

     Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Stable Value Fund, DuPont Stock, Conoco A Common Stock Fund, Conoco B Common Stock Fund, Merrill Lynch Mutual Funds and Common/Collective Trusts, Asset Allocation Portfolios, and Mutual Funds shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be. All administrative expenses not specified in the preceding sentence shall be paid out of rebates of record keeping costs and other discounts in

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)

connection with investment vehicles available in the Plan. If such rebates or other discounts are paid to the Plan, any excess remaining after the reasonable administration expenses of the Plan have been paid shall be allocated to the accounts of all participants in the Plan who have an employee account balance greater than zero on an allocation date designated by the Plan Administrator. The balance of any administrative expenses not paid as described above, shall be paid ratably by the Company and its affiliated companies participating in the Plan.

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all affected participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account on the termination date.

INVESTMENT FUNDS

     The following investment funds have been established for the investment of employee deposits and Company contributions. Effective August 6, 1999, purchases of DuPont common stock and Conoco Class A common stock are not allowed with either fund transfers, future deposits, contributions or income, including dividends. However, participants are able to purchase Conoco Class B common stock which was added as an investment option to the Plan on August 16, 1999. The holders of Class A common stock and Class B common stock generally have identical rights, except that the holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to five votes per share on matters to be voted on by stockholders. The investment funds are described below:

Stable Value Fund
-----------------

The Stable Value Fund is held by the Master Trust and is comprised of investments under agreement with one or more financial institutions, including insurance companies, banks and other investment entities which provide for a predetermined or stable rate of return and are held at contract value.

DuPont Stock
------------

Common Stock of E. I. du Pont de Nemours and Company.

Conoco A Common Stock Fund
--------------------------

Class A Common Stock of New Conoco.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.


                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)

Conoco B Common Stock Fund
--------------------------

Class B Common Stock of New Conoco.

Loan Fund
---------

Participant loans - amounts transferred at the direction of a participant from other investment funds of the participant that are loaned to that participant.

Merrill Lynch Funds
-------------------

A total of seven Merrill Lynch investment options are offered, each with its own investment objective:

Mutual Funds:

Mercury Global Holdings Fund Class I - seeks highest total investment return consistent with prudent risk through global diversification.
Merrill Lynch Balanced Capital Fund Class A - seeks highest total investment return consistent with prudent risk.
Merrill Lynch Basic Value Fund Class A - seeks capital appreciation and income. Merrill Lynch Growth Fund Class A - seeks growth of capital and income.

Common/Collective Trusts:

Merrill Lynch Small Cap Index Trust Tier 2 - seeks to track the holdings and total return of the Russell 2000 Index.
Merrill Lynch International Index Trust Tier 2 - seeks to track the holdings and total return of the Morgan Stanley Capital International EAFE (Europe, Australia, and Far East) Index.
Merrill Lynch Large Company Stock Index Fund - seeks to track the holdings and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index).

Mutual Funds
------------

In addition to the four Merrill Lynch mutual funds listed above, seventeen other mutual funds are offered as investment options. Each of the mutual funds has its own investment objective and varying degrees of risk. The list of mutual funds available is:

AIM Constellation Fund Class A - seeks aggressive capital growth.
AIM Value Fund Class A - seeks long-term capital growth.
Fidelity Fund - seeks long-term capital growth.
Fidelity Equity-Income - seeks reasonable income and potential for capital appreciation.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.


                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)

Fidelity Growth & Income Fund - seeks high total return.
Fidelity Low-Priced Stock Fund - seeks capital appreciation.
Fidelity Magellan Fund - seeks capital appreciation.
Franklin Balance Sheet Investment Fund Class A - seeks high total return. Franklin Growth Fund Class A - seeks capital appreciation.
Franklin Small Cap Growth Fund Class A - seeks long-term capital growth. Mercury HW International Value Fund - seeks current income, long-term growth of income and growth of capital.
Janus Enterprise Fund - seeks long-term growth of capital.
Janus Mercury Fund - seeks long-term growth of capital.
MFS Research Fund Class A - seeks long-term growth of capital and future income.
MFS Total Return Fund Class A - seeks above-average income consistent with prudent employment of capital, and growth of capital and income. Templeton Foreign Fund Class A - seeks long-term growth of capital. Templeton Growth Fund Class A - seeks long-term growth of capital.

Asset Allocation Portfolios
---------------------------

Four asset allocation portfolios are offered as investment options for balancing risk and return:

Barclays 3-Way Asset Allocation Fund - seeks long-term return while controlling risk.
Conservative Asset Allocation  Portfolio - seeks lower risk with lower potential return.
Moderate Asset Allocation Portfolio - seeks moderate risk and return.
Aggressive Asset Allocation Portfolio - seeks higher return with higher potential risk.

     The Conservative, Moderate and Aggressive Asset Allocation Portfolios are composed of other investment options which are available in the Plan. These three asset allocation portfolios have as their components the Stable Value Fund, Merrill Lynch Small Cap Index Trust Tier 2 and the Merrill Lynch Large Company Stock Index Fund. The Moderate and Aggressive portfolios also include the Merrill Lynch International Index Trust Tier 2. The percentage of investment in the Stable Value Fund or the other Merrill Lynch options varies depending on the risk.

     Participants may allocate their employee deposits and matching Company contributions and may reallocate the amounts in their accounts among all funds, except the DuPont Stock, Conoco A Common Stock Fund, and Loan Fund, at their discretion.

     Affiliated company transfers in (out) represent the net movement of participant account balances among the Plan and the Thrift Plan for Retail Employees of Conoco Inc. (the Retail Plan).

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.


                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)


RECEIVABLES

     Receivables are comprised of employee deposits of $3,716 and $3,776, Company contributions of $4,330 and $2,119, and loan interest payments of $209 and $210, which are amounts due as of December 31, 2000 and 1999, respectively.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

     The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Stable Value Fund guaranteed investment contracts, separate account guaranteed investment contracts, and synthetic guaranteed investment contracts, which are stated at contract value. The Stable Value Fund guaranteed investment contracts, separate account guaranteed investment contracts and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual Funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common/Collective Trust Funds are stated at the fair value of all underlying assets as reported by the applicable custodian. Loans to participants, short-term investments, and cash are valued at cost that approximates fair value. DuPont common stock, Conoco Class A common stock, and Conoco Class B common stock are valued at their quoted market prices at year-end.

     The purchase of shares of Conoco Class B common stock may be made in the open market or from the Company if it shall have made treasury or authorized but unissued shares available for such purchases, in which event the purchase price shall be the closing price of such stock as reported on the New York Stock Exchange - Composite Transactions on the last day preceding the date of such purchase from the Company.

     Effective August 7, 1999 dividends from all stock funds are invested according to the participants' most recent investment direction. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Stock, Conoco A Common Stock Fund and Conoco B Common Stock Fund investment securities are based on daily average cost of the securities sold for each fund respectively. Purchases and sales are recorded on a trade date basis.

     Certain prior-year amounts have been reclassified to conform with current-year presentation.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.


                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)




USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - MASTER TRUST (STABLE VALUE FUND)

     The Stable Value Fund option provided by the Plan is also available to participants in the Retail Plan, sponsored by Conoco Inc.; each plan's beneficial interest in the commingled Master Trust funds is based on that plan's proportionate share of the value of the total net assets in the Master Trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of Master Trust net assets and investment income was approximately 99.9% as of December 31, 2000 and 1999.

     The Stable Value Fund consists of guaranteed investment contracts (GICs), separate account GICs (SAGICs), synthetic guaranteed investment contracts
(SYNs), and short-term investments and cash.

     The crediting interest rates ranged from 5.56% to 8.31% and 5.58% to 9.89% for the years ended December 31, 2000 and 1999, respectively. The fund's blended rate of return for the year was 6.73% in 2000 and 7.02% in 1999.

     The crediting rates for most SAGIC and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.


                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)



     The Master Trust (Stable Value Fund) values as of December 31, 2000 and 1999 are as follows:

                                                        12/31/00           12/31/99
                                                      ----------         ----------
At Contract Value, which approximates fair value:
-------------------------------------------------
  Guaranteed Investment Contracts                     $   114,047        $    25,720
  Separate Account Guaranteed Investment Contracts        286,234            456,936
  Synthetic Guaranteed Investment Contracts             1,157,912          1,241,262
At Fair Value:
--------------
  Short-term investments and cash                          71,105             37,689
                                                      -----------        -----------
                                                      $ 1,629,298        $ 1,761,607
                                                      ===========        ===========

     The contract values of synthetic guaranteed investment contracts include ($11,911) and $38,870 at December 31, 2000 and 1999 related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.


     Investment income for the Master Trust for the year ended December 31, 2000 is composed of interest income in the amount of $110,198.



NOTE 4 - INVESTMENTS

     The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)


         Net depreciation for the year ended December 31, 2000 is as follows:

         Investments                                     Net Depreciation
         -----------                                     ----------------

         Equity                                              $ (126,860)
         Mutual Funds                                           (10,824)
         Common/Collective Trusts                              (146,816)
                                                             ----------

         Total Net Depreciation                              $ (284,500)
                                                             ==========

     The following individual investments represent more than 5% of the net assets available for plan benefits as of December 31, 2000 and 1999:


                                                            Current Value     Current Value
                                                              12/31/00          12/31/99
                                                           --------------    --------------
         DuPont Stock                                          $  414,086        $  667,682
         Fidelity Magellan Fund                                   190,252           217,083
         Conoco B Common Stock Fund                               252,869           173,111
         Beneficial Interest in the Master Trust                1,627,570         1,760,039


NOTE 5 - INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated August 7, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.


                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                            December 31,
                                                     2000              1999
                                                 -----------        -----------
Net assets available for plan benefits per
     the financial statements                    $ 3,175,709        $ 3,504,287
Less:  Amounts allocated to withdrawing
     participants                                     (1,293)              (493)
                                                 -----------        -----------
Net assets available for plan benefits per
     the Form 5500:                              $ 3,171,416        $ 3,503,794
                                                 ===========        ===========

     The following is a reconciliation of plan benefits paid to participants per the financial statements to the Form 5500:

                                                       Year Ended December 31,
                                                          2000           1999
                                                       ----------     ---------

Plan benefits paid to participants per the
     financial statements                              $ 332,767      $ 293,600
Add:  Amounts allocated to withdrawing
     participants at December 31, 2000 and 1999            1,293            493
Less:  Amounts allocated to withdrawing
     participants at December 31, 1999 and 1998             (493)        (1,193)
                                                       ---------      ---------

Plan benefits paid to participants per the Form 5500   $ 333,567      $ 292,900
                                                       =========      =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for plan benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.


                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)


NOTE 7 - RELATED PARTY TRANSACTION

     Certain Plan investments are shares of mutual funds and common/collective trusts managed by affiliates of the Trustee. Therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. Other Plan investments are shares of Conoco Class A Common Stock and Conoco Class B Common Stock. Transactions in these investments also qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. Still other Plan investments are made in the form of loans to Plan participants. Transactions in these investments also qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.

                                  SCHEDULE I

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 2000


                            (Dollars in Thousands)

                           Description                          Current Value
                           -----------                          -------------
Beneficial interest in the Master Trust                            1,627,570

*  Conoco A Common Stock Fund..............................           44,843
*  Conoco B Common Stock Fund..............................          252,869
   DuPont Stock............................................          414,086
*  Aggressive Asset Allocation Portfolio...................            2,440
*  Conservative Asset Allocation Portfolio.................            1,750
*  Moderate Asset Allocation Portfolio.....................            4,408
   Barclays 3-Way Asset Allocation Fund....................           66,857
*  Merrill Lynch Small Cap Index Trust Tier 2..............            6,146
*  Merrill Lynch Large Company Stock Index Fund............          107,598
*  Merrill Lynch International Index Trust Tier 2..........            6,016
   Fidelity Low-Priced Stock Fund..........................            9,412
   Franklin Small Cap Growth Fund Class A..................           34,825
   Janus Enterprise Fund...................................           67,605
   Janus Mercury Fund......................................          104,894
   Mercury HW International Value Fund.....................           10,727
   MFS Total Return Fund Class A...........................            3,147
*  Mercury Global Holdings Fund Class I....................           14,342
   Templeton Growth Fund Class A...........................            5,312
   AIM Value Fund Class A..................................           19,642
   Fidelity Growth & Income Fund...........................           24,045
*  Merrill Lynch Growth Fund Class A.......................            3,878
   AIM Constellation Fund Class A..........................           11,006
   Franklin Balance Sheet Investment Fund Class A..........            3,938
   Templeton Foreign Fund Class A..........................           10,243
   Fidelity Magellan Fund..................................          190,252
   Fidelity Fund...........................................           22,212
   Fidelity Equity-Income..................................            7,361
   Franklin Growth Fund Class A............................            2,590
   MFS Research Fund Class A...............................            6,744
*  Merrill Lynch Balanced Capital Fund Class A.............           19,735
*  Merrill Lynch Basic Value Fund Class A..................           24,715
*  Loan Fund (7.50% - 8.50%)...............................           31,804
*  Short Term Investments and Cash, Merrill Lynch
         Trust Company of America..........................            4,442
                                                                  ----------
                  Total Investment Portfolio                      $3,167,454
                                                                  ==========
--------------------

*     Party in interest to the Plan.

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.





                                 EXHIBIT INDEX


Exhibit
Number                Description
------                -----------

  23       Consent of Independent Accountants